FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April, 2010

Commission File Number: 001-12440

ENERSIS S.A.
(Translation of Registrant’s Name into English)

Santa Rosa 76
Santiago, Chile
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  [X]   Form 40-F  [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes    [  ]      No    [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes    [  ]      No    [X]

Indicate by check mark whether by furnishing the information ontained in this Form, the Registrant is also thereby furnishing the information to the Commission
pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes    [  ]      No    [X]

If °;Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

A Chilean Corporation (Sociedad Anónima Abierta)

Enersis S.A.

Securities Register N° 175

Santiago, April 23, 2010

Ger. Gen. N° 73/2010

Mr. Fernando Coloma C.

Superintendent

Superintendency of Securities and Insurance

MATERIAL INFORMATION

Dear Sir,

In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rules N° 30 of the Superintendency of Securities and Insurance, and in the use of the faculties conferred upon me, I inform as Essential Fact:

1.  In the Ordinary Shareholders Meeting of Enersis S.A. held yesterday, April 22, 2010, was elected the new Board of Directors of the Company, for a period of three years.  The Board of Directors is as follows:

Mr. Pablo Yrarrázaval Valdés

Mr. Andrea Brentan

Mr. Rafael Miranda Robredo

Mr. Hernán Somerville Senn

Mr. Eugenio Tironi Barrios

Mr. Leonidas Vial Echeverría

Mr. Rafael Fernández Morandé

2. In the Board Meeting celebrated today, was elected as Chairman of the Board and the Company, Mr. Pablo Yrarrázaval Valdés, as Vice-Chairman, Mr. Andrea Brentan , and as Secretary, Mr. Domingo Valdés Prieto.

3. Likewise, the mentioned Board Meeting agreed the designation of the Directors’ Committee established by Law 18,046 on Public Companies, wich is composed by the Directors, Mr. Hernán Somerville Senn, Mr. Leonidas Vial Echeverría  and Mr. Rafael Fernández Morandé. In accordance with the Circular N° 1,956 of that Superintendency, we inform that the three Directors above mentioned are independent.

4. Finally, we inform that the Board of Directors of Enersis S.A. designed Mr. Leonidas Vial Echeverría as Financial Expert of the mentioned Directors' Committee.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

c.c:      Bolsa Comercio de Santiago

            Bolsa Electrónica de Chile

            Bolsa Corredores de Valparaíso

            Comisión Clasificadora de Riesgo

            Bond Holders Representative

Santiago, April 23, 2010

Ger. Gen. N° 77/2010

Mr. Fernando Coloma C.

Superintendent

Superintendency of Securities and Insurance

Av. Libertador Bernardo O’Higgins 1449

Santiago                                                                                                        ESSENTIAL FACT

Dear Sir,

In accordance with clauses 9 and 10.2 of the Securities Market Law 18,045 and General Rules N° 30 of the Superintendency of Securities and Insurance, and in the use of the faculties conferred upon me, I inform as Material Information that the Board of Directors of Enersis S.A. at its meeting held today, has unanimously adpted the following provisional policy with respect to habitual transactions related to the ordinary course of business, that allows the transactions with related parties without complying with the requirements and procedures set out in Nos. 1 to 7 of article 147 of Law 18,046 effective from January 1, 2010.

1.Habitual transactions are financial transactions between related parties and which are classified as trading current accounts and/or structured financial loans, carried out for the optimization of the cash management of the companies.

2.Considered as habitual are those transections of a financial nature or financial intermediation made by the Company with related parties, related with banking companies and their subsidiaries, such as fixed or variable income financial investments, currency trading, financial derivatives, swaps, agreements, time deposits, overdraft lines, loans against promissory notes, letters of credit, performance bonds, stand-by letters of credit, forward contracts, rate protection, options and futures, related operations in current accounts from the Company or other common financial Enersis S.A.’s Treasury operation.

3. Considered as habitual are those transaction between related parties that are related to systems, infrastructure, data center, software, hardware and in general data administration services.

4. Related parties operations referred to financial administration, administrative services or similar, related to accounting, financial reports, fixed assets, bookkeeping of purchases and sales, treasury and banks, taxation advice, insurance, supply, comptroller and internal auditors.

Sincerely,

Ignacio Antoñanzas A.

Chied Executive Officer

c.c.:     Bolsa Comercio de Santiago

            Bolsa Electrónica de Chile

            Bolsa Corredores de Valparaíso

            Comisión Clasificadora de Riesgo

            Banco Santander Santiago – Bond Holders Representative

            Depósito Central de Valores

Enersis S.A.

A Chilean Corporation (Sociedad Anónima Abierta)

Securities Register N° 175

Santiago, April 23, 2010

Ger. Gen. N° 79/2010

Mr. Fernando Coloma Correa

Superintendent

Superintendency of Securities and Insurance

Av. Libertador Bernardo O’Higgins 1449

Santiago

                                                                                                                         Essential Fact

Dear Sir,

In accordance with clauses 9 and 10.2 of Law 18,045, as well as the norm established in General Rule N° 30 of the Superintendency, and in the use of the faculties conferred upon me, I inform as Essential Fact that on the Ordinary Shareholders’ Meeting of Enersis S.A.  held on April 22, 2010, has unanimously agreed to distribute a minimum mandatory dividend (partially integrated by Provisional Dividend N° 80) and an additional dividend , for a total of $7.1. Given that the above mentioned Provisional Dividend N° 80 was already paid during 2009, it will be distributed and paid the remaining amount of the Definitive Dividend N° 81 of $ 4.64323 per share.

In addition, as provided for in Resolution 660/86 issued by the Superintendency, I hereby  attache two Forms, containing information regarding the Definitive Dividend N° 81.

Sincerely yours,

Ignacio Antoñanzas A.

Chief Executive Officer

c.c.:     Bolsa Comercio de Santiago

            Bolsa Electrónica de Chile

            Bolsa Corredores de Valparaíso

            Comisión Clasificadora de Riesgo

            Banco Santander Santiago – Bond Holders Representative

            Depósito Central de Valores

SUPERINTENDENCY

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 23 /04 / 2010 (DD MM AA)

1. COMPANY IDENTIFICATION

1.01 Tax N°:   94.271.000-3                                                         1.02 Date:    23 / 04 / 2010   (DD MM AA)

1.03 Company:   ENERSIS   S.A.

1.04 Securities Registry N°:   0175                                               1.05 Affected series:    Unic   .

1.06 Ticker local Exchange:   ENERSIS                                        1.07 Individualization movement:   81

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement:  22/ 04 / 2010  (DD MM AA)

2.02 Agreement Settlement:    1   .  (1: General Shareholders Meeting / 2: Extraordinary Shareholders Meeting /

                                                        3: Board Meeting)

2.03 Amount of the dividend:  117,852,752,797__                                                       2.04 Type of currency: $  --    .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 32,651,166,465 3.02 Closing Date: 29 / 04 / 2010 (DD MM AA)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend:  2. (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or  eventual)

4.02 Year Ended:  31 / 12 / 09  (DD MM AA)

4.03 Type of payment:   1       (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies

                                                  / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash: __3.60945 /acc. 5.02 Type of currency: $ --. 5.03 Payment Date: 06 / 05 / 2010 (DD MM AA)
(CONTINUE)

6. DISTRIBUTION OF THE DIVIDEND OPTIONAL IN SHARES

6.01 Started Date:      /    /     (DD MM AA)

6.02 Expiration Option Date:      /    /     (DD MM AA)

6.03 Date of the distribution of shares :      /    /     (DD MM AA)

6.04 Series to choose:                                 (Only is the option is in shares of the issuance)

6.05 Shares post movement:                                 (Only is the option is in shares of the issuance)

6.06 Tax N° of the Issuer:                        (Only is the option is in shares in which the company is holder)

6.07 Ticker local Exchange:                        .

6.08 Factor of shares:                           shares  to be received by one share with rights

6.09 Share price:                     /acc.                                                   6.10 Type of currency: $                  .

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders

Dividend: This dividend will be charged to 2009 Net Income and corresponds to 17.85% of the liquid net income for the year ended December 31, 2009, and jointly, with the Interim Dividend N°80, of $2.45677 per share, already paid, which corresponds to 12.15% of the liquid net income for the year ended December 31, 2009, constitute the minimum dividend stated by law of 30% of the liquid net income for the year ended December 2009.

Hour, Place and Payment procedures: To all shareholders with its corresponding authorization, the dividend will be transfer into the bank account or saving account of the shareholder. To shareholders who asked the money by mail, the dividend will be delivered with a nominated check to the shareholders address posted in the Shareholders Registration. To shareholders who get it directly, they must do it in Banks labor days from May 6, 2010, in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 to 14:00. This last option will be used by all shareholders with no specific indication and for those whose bank accounts notified verification problems. In cases in which checks are sended back from the Post Office or DCV Registros S.A., they will be maintained in custody until they are requested by shareholders.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio of Santiago newspaper, on April 27, 2010.

Type of Entity: Publicly Held Limited

NOTE: In December 17, 2009 the company paid shareholders the Interim Dividend N°80, of $2.45677 per share, charged to the year 2009. This Interim Dividend corresponds to 12.15% of the 2009 liquid Net Income.

Declaration: "The information contained in this form is exact and correct, therefore, I assume the corresponding legal responsibility”.

SUPERINTENDENCY

SECURITIES AND INSURANCE

CHILE

INTERNAL USE: S.V.S. OFFICE

FORM N°1

DIVIDENDS DISTRIBUTION

0.01 Original Information: YES 0.02 Date: 23 / 04 / 2010 (DD MM AA)

1. COMPANY IDENTIFICATION

1.01 Tax N°:   94.271.000-3                                                         1.02 Date:    23 / 04 / 2010   (DD MM AA)

1.03 Company:   ENERSIS   S.A.

1.04 Securities Registry N°:   0175                                               1.05 Affected series:    Unic   .

1.06 Ticker local Exchange:   ENERSIS                                        1.07 Individualization movement:   81A

2. AGREEMENT AND AMOUNT OF THE DIVIDEND

2.01 Date of agreement:  22/ 04 / 2010  (DD MM AA)

2.02 Agreement Settlement:    1   .  (1: General Shareholders Meeting / 2: Extraordinary Shareholders Meeting /

                                                        3: Board Meeting)

2.03 Amount of the dividend:  33,754,122,868_                                                       2.04 Type of currency: $  --    .

3. SHARES AND SHAREHOLDERS WITH RIGHTS

3.01 Number of shares: 32,651,166,465 3.02 Closing Date: 29 / 04 / 2010 (DD MM AA)

4. CHARACTERISTICS OF THE DIVIDEND

4.01 Type of dividend:  3. (1: Interim / 2: Definitive minimum by law / 3 Definitive additional or  eventual)

4.02 Year Ended:  31 / 12 / 09  (DD MM AA)

4.03 Type of payment:   1       (1: In cash / 2: Optional in cash or shares of the issuance / 3: Optional in cash or shares of others companies

                                                  / 4: Other)

5. PAYMENT OF THE DIVIDEND IN CASH  (In cash or optional in cash or shares)

5.01 Payment in cash: __1.03378 /acc. 5.02 Type of currency: $ --. 5.03 Payment Date: 06 / 05 / 2010 (DD MM AA)

(CONTINUE)

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  IGNACIO ANTOÑANZAS ALVEAR

6. DISTRIBUTION OF THE DIVIDEND OPTIONAL IN SHARES

6.01 Started Date:      /    /     (DD MM AA)

6.02 Expiration Option Date:      /    /     (DD MM AA)

6.03 Date of the distribution of shares :      /    /     (DD MM AA)

6.04 Series to choose:                                 (Only is the option is in shares of the issuance)

6.05 Shares post movement:                                 (Only is the option is in shares of the issuance)

6.06 Tax N° of the Issuer:                        (Only is the option is in shares in which the company is holder)

6.07 Ticker local Exchange:                        .

6.08 Factor of shares:                           shares  to be received by one share with rights

6.09 Share price:                     /acc.                                                   6.10 Type of currency: $                  .

7. OBSERVATIONS

Tax Effects: The tax credit that could have this dividend will be announced promptly to shareholders.

Dividend: This dividend will be charged to 2009 Net Income and corresponds to 5.11% of the liquid net income for the year ended December 31, 2009.

Hour, Place and Payment procedures: To all shareholders with its corresponding authorization, the dividend will be transfer into the bank account or saving account of the shareholder. To shareholders who asked the money by mail, the dividend will be delivered with a nominated check to the shareholders address posted in the Shareholders Registration. To shareholders who get it directly, they must do it in Banks labor days from Mayo 6, 2009, in any branch of Banco de Crédito e Inversiones, BCI, within the country from Monday to Friday, between 9:00 to 14:00. This last option will be used by all shareholders with no specific indication and for those whose bank accounts notified verification problems. In cases in which checks are sended back from the Post Office or DCV Registros S.A., they will be maintained in custody until they are requested by shareholders.

Newspaper and Publication Date: The publication of the dividend announcement, will be made in El Mercurio of Santiago newspaper, on April  27, 2010.

Type of Entity: Publicly Held Limited

NOTE: In December 17, 2009 the company paid shareholders the Interim Dividend N°80, of $2.45677 per share, charged to the year 2009. This Interim Dividend corresponds to 12.15% of the 2009 liquid Net Income.

Declaration: "The information contained in this form is  the exact and correct, therefore, I assume the corresponding legal responsibility”.

SIGNATURE OF THE LEGAL REPRESENTATIVE     :                                                                                      .

NAME OF THE LEGAL REPRESENTATIVE :  IGNACIO ANTOÑANZAS ALVEAR

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERSIS S.A.

By: /s/ Ignacio Antoñanzas
--------------------------------------------------

Title: Chief Executive Officer

Date: April 23, 2010